SIRIUS XM
RADIO INC.
1221 Avenue of the Americas
New York, NY 10020
Tel: 212-584-5100
Fax: 212-584-5200
www.sirius.com
August 13, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549
RE:	XM Satellite Radio Holdings Inc XM Satellite Radio Inc. Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 000-27441 and 333-39178
Dear Mr. Spirgel:
     This letter is in response to the Staff’s follow-up comments regarding the Annual Report on Form 10-K (the “Form 10-K”) of XM Satellite Radio Holdings Inc. (“we”, “our”, or the “Company”) for the year ended December 31, 2009. The follow-up comments were received via fax from Dean Suehiro, Staff Accountant, on Thursday, August 5, 2010 with respect to our responses to comments in our response letters dated May 10, 2010 relating to the Staff’s letter dated April 26, 2010. To assist your review, we have retyped the text of the Staff’s comments in italics below.
XM Satellite Radio Holdings Inc.
1.	Please confirm to us that XM Satellite Radio Holdings Inc. is no longer subject to the Securities Exchange Act of 1934 and / or a voluntary filer.
Supplemental Response:

     We confirm that XM Satellite Radio Holdings Inc. is no longer subject to the Securities Exchange Act of 1934 and/or a voluntary filer.
Unaudited Pro Forma and Actual Information, page 20
2.	We note your response dated May 10, 2010 to comment one from our letter dated April 26, 2010. We understand that you will revise the presentations in future filings.
Supplemental Response:
     In response to the Staff’s comment, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 6, 2010, in order to enhance the prominence of our discussion and analysis of our financial information presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), consistent with the requirement under Item 10(e)(1)(i)(A) of Regulation S-K, we structured the MD&A section in the following order: (i) discussion and analysis of our GAAP results of operations prepared in accordance with GAAP for the periods presented; (ii) actual subscriber data for the periods presented; (iii) discussion and analysis of financial measures that are not calculated and prepared in accordance with GAAP (“non-GAAP financial measures”) for the periods presented, including adjusted total revenue and adjusted EBITDA; and (iv) footnotes to financial metrics and definitions of non-GAAP financial measures, which include definitions and reconciliations to the most directly comparable GAAP measures. In addition, we have enhanced our discussion of the reasons why management believes the presentation of the non-GAAP financial measures provides useful information to our investors regarding our financial conditions and results of operations. We confirm that we will follow a similar presentation format in our future filings.
Long-Lived Assets, page 41
3.	We note your response to comment two from our letter dated April 26, 2010. As previously requested, please revise your proposed disclosures to state that you have one unit of accounting.
Supplemental Response:
     In response to the Staff’s comments, we confirm that in future filings, we will state that we have one unit of accounting.
* * * *

     As requested by the Staff, we acknowledge that, with respect to filings made by us:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,
/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission Dean Suehiro, Staff Accountant